FORM 4

             U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ]  Check if no longer
     subject to Section 16.
     Form 4 or Form 5 obliga-
     tions may continue.  See
     Instructions 1(b).

        Filed pursuant to Section 16(a) of the Securities
           Exchange Act of 1934, Section 17(a) of the
          Public Utility Holding Company Act of 1935 or
       Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person

          Tarantino, Robert V.
          47 Southfield Road
          Cranbury, NJ  07502

2.   Issuer Name and Ticker or Trading Symbol

          Dataram Corporation  DTM-AMEX

3.   IRS or Social Security Number of Reporting Person
     (Voluntary)

          Not furnished

4.   Statement for Month/Year

          February 1996

5.   If Amendment, Date of Original (Month/Year)



6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X] Director               [ ] 10% Owner

     [X] Officer (give title    [ ] Other (Specify below)
                  below)


     President and Chief Executive Officer
     _____________________________________

     Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned



                                                                    5. Amount
                                     3. Trans-  4. Securities       of Securi-
                                     action     Acquired (A) or     ties Bene-  6. Owner-
                                     Code       Disposed of (D)     ficially    ship Form:  7. Nature of
                                     (Instr. 8) (Instr. 3, 4 & 5)   Owned at    Direct(D)   Indirect
                      2. Trans-     _________  ___________________  End of      or Indirect Beneficial
1. Title of           Transaction                      (A) or       Month       (I)         Ownership
Security                 Date        Code  V   Amount  (D)   Price  (Inst. 3&4) (Instr. 4)  (Instr. 4)
(Instr. 3)            (Mo./day/yr.)
_________________     ___________    ____ ___  ______ _____  _____  ________   ___________  _________


Common Stock,
$1.00 Par Value          2/16/96         P        7,211   A   4.79



Common Stock,
$1.00 Par Value          2/26/96         P        7,502   A   4.475   14,713          I       By
                                                                                              Company's
                                                                                              401(k)
                                                                                              Plan

Common Stock,
$1.00 Par Value                                                      157,200          D


Common Stock,
$1.00 Par Value                                                        5,700          I        By Wife


              Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                      (e.g., puts, calls, warrants, options, convertible securities)


                                                                                               9.
                                                                                               Price
                                               5. Number                7. Title               of
                                               of Deriv-   6. Date      and Amount             Deriv-  10. Own-
                                               ative Sec-  Exercisable  of Under-              ative   ership
                                               urities     & Expiration lying Sec-             Secur-  Form of    11.
                                               Acquired    Date         urities (In-           ities   Deriva-    Nature
                                    4. Trans-  (A) or      (Mo./day/yr.)str. 3 & 4)   8.       Benefi- tive Sec-  of In-
              2. Conver-            action     Disposed   _____________ _____________ Price    cially  urity:     direct
              sion or    3. Trans-  Code       of (D)                          Amount of       Owned   Direct(D)  Bene-
1. Title of   Exercise   action     (Instr. 8) (Instr. 3,                      or     Deriv-   at End  or In-     ficial
Derivative    Price of   Date)                 4 and 5)   Date    Expir-       Number ative    of      direct(I)  Owner-
Security      Derivative (Month/    ____________________  Exer-   ation        of     Security Month   (Instr. )  ship
(Instr. 3)    Security   day/yr.)   Code  V    (A)   (D)  cisable Date  Title  Shares (Instr.  (Instr.  4)       (Instr.
                                                                                       5)        4)               4)
____________  _________  ________   ____  _  ______ ____  _______ _____ _____  ______ ________ _______ _________ _______

Incentive                                                         9/11 Common
Stock Option      7-1/8                                      *     /02  Stock   70,000  **      70,000    D

Incentive                                                         9/11 Common
Stock Option      7-1/8                                      *     /02  Stock   30,000  **      30,000    D




Explanation of Responses:

*   20% becomes first exercisable on 9/11/93 and an additional 20% on each suceeding annual date until fully exercisable

**  Granted pursuant to 1992 Incentive and Non-Statutory Stock Option Plan

                             ROBERT V. TARANTINO          MARCH 7,1996

                          __________________________    ________________
                           Robert V. Tarantino
                           Signature of Reporting           Date
                           Person